

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Joseph Adir
Chief Executive Officer
OceanTech Acquisitions I Corp.
515 Madison Avenue
8th Floor – Suite 8133
New York, NY 10022

> **Re: OceanTech Acquisitions I Corp.**
> **Registration Statement on Form S-1**
> **Filed April 9, 2021**
> **File No. 333-255151**

Dear Mr. Adir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Your disclosure on pages 49 and 102 regarding the exclusive forum provision in your amended and restated certificate of incorporation is not consistent with Article XII of the amended and restated certificate of incorporation. Please revise your disclosure and/or restated charter for accuracy and consistency. In addition, we note that Section 9.3 of the warrant agreement contains an exlcusive forum provision. Please disclose the terms of this provision in your filing, address the risks to investors of such provision, and address any uncertainty about the enforceability of such provision.

2.   The legal opinion is limited to Delaware law, however the Units and Warrants are governed by New York law. Please revise the opinion accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Blaise Rhodes at 202-551-3774 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services